Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

 Fortuna reports production of 101,840 gold equivalent ounces for the third quarter of 2022

Vancouver, October 6, 2022 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports solid production results for the third quarter of 2022 from its four operating mines in the Americas and West Africa.

Gold and silver production highlights

•	Gold production of 66,344 ounces; 1.4 percent increase over Q3 2021
•	Silver production of 1,837,506 ounces; 7.3 percent increase over Q3 2021
•	Gold equivalent[1] production of 101,840 ounces

The Company delivered another consistent production quarter with all mines on target to achieve annual guidance for silver and gold. Gold production of 66,344 ounces, a slight increase of 1.4 percent year-over-year, was mainly driven by contributions of 30,032 ounces from the Lindero Mine and 27,130 ounces from the Yaramoko Mine. Silver production of 1,837,506 ounces, a 7.3 percent increase over the comparable period in 2021, was primarily driven by higher tonnage treated at the San Jose Mine. The Company is in a good position to achieve the upper range of silver annual guidance.

By-product base metal production amounted to 9.1 million pounds of lead and 11.9 million pounds of zinc.

Silver and gold production for the first nine months of 2022 totaled 5,160,529 ounces and 195,315 ounces, respectively or 301,649 gold equivalent ounces2. Fortuna reiterates its 2022 annual production guidance range of 6.2 to 6.9 million ounces of silver and 244 to 280 thousand ounces of gold or between 369,000 and 420,000 gold equivalent ounces3, including lead and zinc by-products (refer to Fortuna news release dated January 18, 2022).

Notes:

1.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,718/oz Au, $19.16/oz Ag, $1,989/t Pb and $3,268/t Zn or Au:Ag = 1:89.65, Au:Pb = 1:0.90, Au:Zn = 1:0.53
2.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,823/oz Au, $21.88/oz Ag, $2,181/t Pb and $3,634/t Zn or Au:Ag = 1:83.33, Au:Pb = 1:0.84, Au:Zn = 1:0.50
3.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,700/oz Au, $22/oz Ag, $2,100/t Pb and $2,700/t Zn or Au:Ag = 1:77.27, Au:Pb = 1:0.81, Au:Zn = 1:0.63

Third Quarter 2022 Consolidated Operating Highlights

	Third Quarter 2022					Third Quarter 2021
	Lindero, Argentina	San Jose, Mexico	Yaramoko, Burkina Faso	Caylloma, Peru	Consolidated	Lindero, Argentina	San Jose, Mexico	Yaramoko, Burkina Faso	Caylloma, Peru	Consolidated
OPERATIONAL FIGURES
Tonnes milled		267,198	137,202	139,143			248,985	126,677	136,410
Average tpd milled		3,071	1,491	1,546			2,862	1,377	1,516
Ore placed on pad (t)	1,365,726					1,387,134
SILVER[1]
Grade (g/t)		196		79			195		78
Recovery (%)		91.92		82.25			91.84		80.97
Production (oz)		1,545,410		292,096	1,837,506		1,436,658		275,223	1,711,881
GOLD[2]
Grade (g/t)	0.83	1.16	6.21	0.11		1.10	1.22	7.28	0.48
Recovery (%)		90.97	97.36	18.95			91.27	97.8	71.97
Production (oz)	30,032	9,091	27,130	91	66,344	26,235	8,910	28,751	1,529	65,425
LEAD
Grade (%)				3.33					3.14
Recovery (%)				88.97					87.26
Production (lbs)				9,085,250	9,085,250				8,245,289	8,245,289
ZINC
Grade (%)				4.37					4.74
Recovery (%)				88.63					87.31
Production (lbs)				11,885,121	11,885,121				12,436,276	12,436,276

Notes:

1.	Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate
2.	Lindero and Yaramoko production includes doré only
3.	Totals may not add due to rounding

Latin America: Continues delivering solid operational performance

The Company’s three Latin American mines delivered another steady production quarter for all metals. Consolidated gold production for the third quarter of 2022 reflected a 6.9 percent increase when compared to the same period of 2021; on track to meet the annual guidance range. The 2022 third quarter also saw stronger silver and base metals production at the San Jose and Caylloma mines, favored by higher production and higher head grades for the period.

Quarterly Highlights

•	San Jose delivered its highest silver production quarter in 2022, placing the operation in a strong position to achieve the upper range of annual guidance
•	Lindero’s consistent gold production performance, a 14.5 percent production increase when compared to the third quarter of 2021, is on track to meet the annual guidance range. The operation continues capturing higher productivity gains and demonstrating a stable production performance
•	Caylloma continues to deliver strong production, in line to achieve the upper range of annual guidance

Lindero Mine, Argentina: Gold production remains in line to meet annual guidance range

Gold production in the quarter was 30,032 ounces, representing a 14.5 percent increase year-over-year. Higher gold production is mainly explained by an increase in performance of the three-stage crushing and stacking circuits, which delivered 100 percent of the 1.37 million tonnes of ore placed on the pad in the quarter, compared to 89 percent or 1.2 million tonnes of the 1.39 million tonnes placed during the comparable period.

During the third quarter of 2022, mine production was 2.2 million tonnes of mineralized material with a lower stripping ratio of 0.83:1 when compared to the second quarter of 2022. The reduction in the stripping ratio was a result of optimizing the mine plan sequence during the period. A total of 36,501 ounces of gold were placed on the leach pad averaging 0.83 g/t gold.

Construction of Phase-1B of the leach pad was completed during the quarter as planned, ensuring sufficient capacity to support the production plan through the second half of 2024. Detail engineering work for the Phase-2 leach pad expansion was initiated in the third quarter of 2022 and is expected to be completed by year end. Construction work on Phase-2 is planned to commence in 2023.

The operation experienced a positive reconciliation for ore sent to the leach pad during the third quarter, with grades sampled at the plant being 5.6 percent higher than estimated from the reserve model.

Gold production for the first nine months of 2022 totaled 89,116 ounces.

San Jose Mine, Mexico: Strong quarterly performance, on track to achieve annual guidance

In the third quarter of 2022, the San Jose Mine produced 1.55 million ounces of silver and 9,091 ounces of gold, 7.6 percent and 2.0 percent higher respectively, when compared to the equivalent period in 2021. The result is primarily due to higher mill throughput, with grades in line with the mining sequence and Mineral Reserve estimates. Silver production is tracking to meet the upper range of annual guidance.

Silver and gold production for the first nine months of 2022 totaled 4.29 million ounces and 25,625 ounces, respectively.

Caylloma Mine, Peru: Continued strong performance, on target to meet the upper range of annual guidance

The Caylloma Mine produced 292,096 ounces of silver in the third quarter of 2022. Measured against the comparable quarter of the previous year, silver was 6.1 percent higher due to a combination of increased mill throughput, higher grades and better recoveries.

The operation delivered another strong quarter of operational performance and is tracking well to deliver total production in the upper range of guidance. Silver production for the first nine months of 2022 totaled 871,594 ounces.

In the third quarter of 2022, zinc production was 11.9 million pounds, a 4.4 percent decrease from the comparable period in 2021. Production was, mainly impacted by lower head grades partially offset by higher mill throughput and recovery. Lead production in the third quarter of 2022 was 9.1 million pounds, a 10.2 percent increase when compared to the third quarter of 2021, as a result of higher head grades, recovery, and mill throughput.

Zinc and lead production for the first nine months of 2022 totaled 33.6 million pounds and 25.9 million pounds, respectively. Both metals are in line to achieve the upper range of guidance.

During the third quarter of 2022, an assessment study for a potential expansion of the mine and processing plant was commenced, with tradeoff results expected to be delivered in the first quarter of 2023.

West Africa

In the third quarter of 2022, the West African operations continued their steady performance. Gold production at the Yaramoko Mine in Burkina Faso is on track to meet the annual guidance range.

At the Séguéla gold Project in Côte d’Ivoire, despite some delays incurred in the manufacture and delivery of certain SAG mill components, construction activities are progressing in line with schedule and budget. As of September 30th, overall project progress was 78 percent complete. Many equipment packages have arrived at site, earthworks and civil works are well advanced, and work has commenced on structural, mechanical and piping (SMP) critical path activities at the processing plant. First gold pour continues to be projected for mid-2023.

Fortuna is advancing its preparedness for operations at Séguéla, which included the hiring of the Operations General Manager and other key leadership positions in the quarter.

Yaramoko Mine, Burkina Faso: Gold production on target to meet the upper range of annual guidance

The Yaramoko Mine produced 27,130 ounces of gold in the third quarter of 2022 with an average gold head grade of 6.21 g/t, which is in line with the mining sequence and Mineral Reserve estimate. The operation benefitted from higher mill throughput and operating time during the quarter offset by lower head grades when compared to the third quarter in 2021.

The operational focus remains on advancing development of the decline to maintain stope sequencing flexibility in the mine for the remainder of 2022 and into 2023.

Gold production for the first nine months of 2022 totaled 79,918 ounces, in line with the annual guidance range.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | Twitter: @Fortuna_Silver | LinkedIn: fortunasilvermines

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; the impact of inflationary pressures on the Company’s business and operations; the Company’s anticipated operational performance in 2022; estimated production forecasts for 2022; expectations with respect to metal grade estimates and the impact of any variations relative to metals grades experienced; metal price estimates in 2022, initiatives in place at the Company’s mines to reduce inflationary pressures on consumables; operational initiatives implemented at the Company’s mines to improve production and reduce mining costs; undisclosed risks and liabilities relating to the Roxgold business combination; risks that the anticipated benefits of the Roxgold business combination will not be realized or fully realized; the timing of construction and development of the mine at the Séguéla Project, and the capital expenditures related to same; the timing for the first gold pour at Séguéla; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; assumptions related to the supply and effectiveness of COVID-19 vaccines and the distribution of the vaccines in the countries in which we operate, and the decrease or increase in COVID-19 related restrictions; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; capital and operating expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of inflation and related disruptions to the global and local supply chains and changes in the prices of key supplies; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the risks relating to a global pandemic, including the COVID-19 pandemic, as well as risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian conflict, any of which could continue to cause a disruption in global economic activity; the risks associated with the completion of the Roxgold Acquisition, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; adverse changes in prices for gold, silver and other metals; fluctuation in currencies and foreign exchange rates; the imposition of capital controls in countries in which the Company operates; any extension of the currency controls in Argentina; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; the ability of the Company to successfully challenge an alleged typographical error in the San Jose EIA received by the Company in December 2021; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or its production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and effect of global and local inflation; the duration and impacts of COVID-19 and geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices, inflation and currency exchange rates; that the Company will be successful in challenging the alleged typographical error in the December 2021 extension to the San Jose EIA; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.